SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
Onconova Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
68232V306
(CUSIP Number)

Richard Guidice, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 8, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 683 Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 4,664,934 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,664,934 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,664,934 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON PN

(1)
Includes 683 Capital Partners, LP's right to obtain up to 2,000,000 shares of Common Stock in connection with its exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.

(2)
Based on 19,421,163 shares of Common Stock outstanding as of February 12, 2018, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on February 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 683 Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,664,934 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,664,934 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,664,934 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON IA

(1)
Includes 683 Capital Management, LLC's right to obtain up to 2,000,000 shares of Common Stock in connection with its exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.

(2)
Based on 19,421,163 shares of Common Stock outstanding as of February 12, 2018, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on February 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Zweiman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,664,934 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,664,934 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,664,934 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14.	TYPE OF REPORTING PERSON IN

(1)
Includes Ari Zweiman's right to obtain up to 2,000,000 shares of Common Stock in connection with its exercise of a warrant to purchase up to 200,000 shares of Series A Convertible Preferred Stock of the Issuer, as disclosed in Item 4, and subsequent conversion of each share of Series A Convertible Preferred Stock into 10 shares of Common Stock.

(2)
Based on 19,421,163 shares of Common Stock outstanding as of February 12, 2018, as reported in the Issuer's final prospectus filed with the Securities and Exchange Commission on February 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.

Item 1.	Security and Issuer.
This statement relates to the shares of Common Stock, par value $0.01 per share, of Onconova Therapeutics, Inc. (the "Issuer"). The Issuer's principal executive office is located at 375 Pheasant Run, Newtown, Pennsylvania 18940.
Item 2.	Identity and Background.
(a) This statement is being filed by (1) 683 Capital Partners, LP, a Delaware limited partnership ("683 Partners"), (2) 683 Capital Management, LLC, a Delaware limited liability company ( "683 Management"), and (3) Ari Zweiman. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
683 Partners holds the shares of Common Stock of the Issuer that are the subject of this statement (the "Common Stock" or the "Shares").  683 Capital GP, LLC, a Delaware limited liability company ("683 Capital GP"), serves as the general partner of 683 Partners.  683 Management serves as the investment manager of 683 Partners.  Mr. Zweiman is the managing member of each of 683 Management and 683 Capital GP.  As a result, 683 Management and Ari Zweiman may be deemed to beneficially own the Shares held by 683 Partners.
(b) The principal business address of each of 683 Partners, 683 Capital GP, 683 Management and Ari Zweiman is 3 Columbus Circle, Suite 2205, New York, New York 10019.
(c) The principal business of 683 Partners is acquiring, holding and disposing of investment securities. The principal business of 683 Management is serving as the investment manager of 683 Partners.   The principal business of 683 Capital GP is serving as general partner of 683 Partners. The principal occupation of Mr. Zweiman is serving as managing member for each of 683 Management and 683 Capital GP.
(d) None of the Reporting Persons and 683 Capital GP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons and 683 Capital GP has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) 683 Partners is organized as a limited partnership under the laws of the State of Delaware.  Each of 683 Capital GP and 683 Management is organized as a limited liability exempted company under the laws of the State of Delaware.  Ari Zweiman is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.
A total of approximately $3,138,197.10 was paid to acquire the 2,664,934 shares of Common Stock reported as beneficially owned by 683 Partners. The funds used to purchase the Shares were obtained from the general working capital of 683 Partners, including margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.

On February 8, 2018, 683 Partners purchased 2,000,000 shares of Common Stock as part of the Issuer's public offering of 5,707,500 shares of the Common Stock (the "Public Offering"). Each share of Common Stock offered for sale as part of the Public Offering was sold together with a Series A Convertible Preferred Stock Purchase Warrant (a "Warrant") to purchase a 0.1 share of Series A Convertible Preferred Stock, $0.01 par value, of the Issuer (the "Series A Preferred Shares").  On February 12, 2018, the Issuer issued to 683 Partners a Warrant to purchase up to 200,000 Preferred Shares at an exercise price of $10.10 per Series A Preferred Share.  Each Series A Preferred Share is convertible into 10 shares of Common Stock, subject to adjustment pursuant to the terms of the Warrant.  The Warrant is immediately exercisable by 683 Partners.
On February 8, 2018, 683 Partners purchased an additional 200,000 shares of Common Stock in the market.
Depending upon other factors including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board of Directors or its committees, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 19,421,163 shares of Common Stock outstanding as of February 12, 2018, as reported on the Issuer's final prospectus filed with the Securities and Exchange Commission on February 9, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended.
As of the date hereof, 683 Partners beneficially owned 4,664,934 Shares, constituting approximately 21.8% of the shares of Common Stock outstanding. By virtue of their respective relationships with 683 Partners discussed in further detail in Item 2, each of 683 Management and Mr. Zweiman may be deemed to beneficially own the Shares owned directly by 683 Partners. 683 Management and Ari Zweiman disclaim beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(b) 683 Partners has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock owned by it.
Each of 683 Management and Mr. Zweiman share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by  683 Partners.  Information regarding each of 683 Management and Ari Zweiman is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.
(c) The transactions effected by the Reporting Persons during the past 60 days are set forth in Item 4 above.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1	Joint Filing Agreement, dated as of the date hereof, by and among 683 Capital Management, LLC, 683 Capital Partners, LP and Ari Zweiman.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	February 16, 2018
683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC as General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
ARI ZWEIMAN